Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

    Attention Business/Financial Editors:
    ACE Aviation Holdings Inc. Sells Additional 2.75 Million Shares in US
    Airways Inc., Total Proceeds Now Exceed US$200M; Retains 500,000 Shares
    Valued at US$27.8M

    MONTREAL, July 7 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) said today it has sold a further 2.75 million shares in US Airways Group Inc. (US
Airways) at an average price of over US$50 per share through a series of transactions on the open stock market for aggregate net proceeds of
US$137.93 million.
    These additional sales commenced in June with 1.5 million shares sold prior to June 30 at an average price of over US$47 per share for net proceeds of US$71.70 million. In July, ACE sold an additional 1.25 million shares at an average price of US$53 per share for net proceeds of US$66.23 million.
    Today's announcement follows on ACE'S sale of 1.75 million shares to PAR
Investment Partners LP for net proceeds of US$67.55 million in April 2006.
    Total net proceeds to date from the sale of US Airways shares amount to
US$205.48 million, as compared to ACE's original investment of US$75 million in September 2005 for 5 million shares. As of July 7, ACE still holds 500,000 shares in US Airways with a market value of US$27.8 million based on the closing price on July 6, 2006.

    ACE Aviation Holdings is the parent holding company of Air Canada and certain other subsidiaries including Aeroplan LP, Jazz Air LP and ACTS LP.
Montral-based Air Canada provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations on five continents.
Canada's flag carrier is the 14th largest commercial airline in the world and serves 30 million customers annually with a fleet consisting of 332 aircraft.
    %SEDAR: 00020954EF          %CIK: 0001295721

    /For further information: Contacts: Isabelle Arthur (Montral),
(514) 422-5788; Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah
(Vancouver), (604) 270-5741; www.aircanada.com/
    (ACE.A. ACE.B.)

CO:  AIR CANADA; ACE AVIATION HOLDINGS INC.

CNW 08:00e 07-JUL-06